SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934 [FEE REQUIRED]

for the fiscal year ended December 31, 2002

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED

For the transition period from ____________ to ____________

Commission File Number: 1-4423

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

HEWLETT-PACKARD COMPANY TAX SAVING CAPITAL ACCUMULATION PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HEWLETT-PACKARD COMPANY 3000 HANOVER STREET PALO ALTO, CALIFORNIA 94304

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

Hewlett-Packard Company
Tax Saving Capital Accumulation Plan
December 31, 2002 and 2001 and for the year ended December 31, 2002 with Report of Independent Auditors

Hewlett-Packard Company
Tax Saving Capital Accumulation Plan

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001 and for the year ended
December 31, 2002

Contents

Page ——
Report of Independent Auditors	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i--Schedule of Assets (Held At End of Year)	10

Exhibits

Exhibit 23 Consent of Ernst & Young LLP, Independent Auditors	12
Exhibit 99.1 Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	13

Report of Independent Auditors

Plan Administrator
Hewlett-Packard Company Tax Saving Capital Accumulation Plan

We have audited the accompanying statements of net assets available for benefits of the Hewlett-Packard Company Tax Saving Capital Accumulation Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

San Jose, California
May 12, 2003

Hewlett-Packard Company
Tax Saving Capital Accumulation Plan

Statements of Net Assets Available for Benefits

	December 31,
	2002	2001

Assets
Investments	$2,940,515,933	$3,321,195,594

Receivables:
Company contribution receivable	11,971,229	12,200,403
Amount due from brokers for securities sold	1,119,761	226,056
Interest and dividends receivable	1,967,579	2,044,072

Total receivables	15,058,569	14,470,531

Total assets	2,955,574,502	3,335,666,125

Liabilities
Amounts due to brokers for securities purchased	2,166,412	149,356

Total liabilities	2,166,412	149,356

Net assets available for benefits	$2,953,408,090	$3,335,516,769

See accompanying notes.

Hewlett-Packard Company
Tax Saving Capital Accumulation Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions
Interest and dividends	$47,163,464

Contributions:
Cash:
Participant	238,765,160
Company	112,229,733
Rollover	60,298,416

411,293,309

Noncash:
Participant	12,548,762
Company	7,750,140
Rollover	2,554

20,301,456

Total additions	478,758,229

Deductions
Benefits paid directly to participants	277,168,782
Net realized and unrealized depreciation in fair value of investments	583,569,952
Administrative expenses	128,174

Total deductions	860,866,908

Net decrease	(382,108,679)

Net assets available for benefits:
Beginning of year	3,335,516,769

End of year	$2,953,408,090

See accompanying notes.

Hewlett-Packard Company
Tax Saving Capital Accumulation Plan

Notes to Financial Statements

December 31, 2002

1. Description of the Plan

The following brief description of the Hewlett-Packard Company Tax Saving Capital Accumulation Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering employees of Hewlett-Packard Company (the Company) and designated domestic subsidiaries who are on the U.S. payroll and who are employed as regular full-time or regular part-time employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Company acquired Compaq Computer Corporation as of May 2002; however the impact of this acquisition on the Plan has not yet been determined. Indigo, N.V. (Indigo) was acquired as of March 2002, and as a result, employees of Indigo who became employees of the Company became eligible to participate in the Plan.

Contributions

All employees are deemed to have elected a three percent deferral effective on the first day of their employment, unless the employee makes a change to that election in the manner prescribed by the Company.

Participating employees may contribute, on a pretax basis, up to 20% of their eligible compensation as defined by the plan document. Subsequent to the June 2, 2000 spin off of Agilent Technologies, Inc. (Agilent) from the Company, participants may no longer direct their contributions to be invested in the Agilent Stock Fund. Contributions are subject to annual deductibility limits specified under the Internal Revenue Code (the Code). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contributions plans.

The Company contributes 100% of the first 3% and 50% of the next 2% of contributions that each participant contributes to the Plan. The Company matching contribution is deposited into each participant’s account after the end of each of the Company’s fiscal quarters, which are January 31, April 30, July 31 and October 31, provided that the participant is an employee on the last day of the quarter.

Hewlett-Packard Company

Tax Saving Capital Accumulation Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions (continued)

Participant and Company contributions are made in cash for all funds except the Hewlett-Packard Company Stock Fund (Company Stock Fund). Contributions to the Company Stock Fund are made in either cash or the Company’s common stock. Stock contributions attributable to employee deferrals totaled $12,548,762 in 2002. Stock contributions attributable to Company contributions totaled $7,750,140 in 2002. Stock contributions attributable to participant rollovers from other qualified plans totaled $2,554 in 2002. Contributions of the Company’s common stock are valued at their fair market value at the closing price, as quoted on the New York Stock Exchange, on the date of contribution.

Vesting

Participants are one hundred percent vested in the Plan at all times.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (i) Company contributions, and (ii) Plan earnings and losses. Allocations are determined in accordance with the provisions of the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account. All amounts in participant accounts, including amounts invested in the Agilent Stock Fund prior to the June 2, 2000 spin off of Agilent, are participant-directed.

Hewlett-Packard Company

Tax Saving Capital Accumulation Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to four years. Loans are secured by the participant’s account and bear interest at a rate equal to the prevailing prime rate plus one-half of 1% (0.5%). Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

Upon termination of service, death, disability, and retirement, participants may receive a lump-sum amount equal to the value of their account. Participants with account balances exceeding $5,000 may elect to receive a series of cash installment payments. Lump-sum payments may be made in cash or shares of stock for distribution from both the Company Stock Fund and the Agilent Stock Fund.

Administrative Expenses

Substantially all fees and expenses of the Plan for legal, accounting, and other administrative services are paid directly by the Company on behalf of the Plan. Certain other administrative fees are charged to individual participant’s accounts.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Hewlett-Packard Company

Tax Saving Capital Accumulation Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The shares of the common collective trust fund is valued at the quoted redemption value on the last business day of the plan year. The money market fund is valued at cost plus accrued interest, which approximates fair value. The Company’s and Agilent’s common stock is traded on a national securities exchange and is valued at the last reported sales price on the last day of the plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The following investments represent 5% or more of the fair value of the Plan’s net assets:

	December 31,
	2002	2001

Hewlett-Packard Company common stock	$429,055,525	$523,368,587
Fidelity Magellan Fund	583,405,476	810,777,087
Fidelity Contrafund	261,702,195	289,215,736
Fidelity Institutional Money Market Fund	384,551,899	324,112,255
Fidelity Growth & Income Portfolio	199,820,517	239,897,782
Vanguard Institutional Index Fund Plus	190,312,151	222,582,710
Fidelity Intermediate Bond Fund	149,090,776	*

* Fair value of the investment was less than 5% of net assets at December 31, 2001.

Hewlett-Packard Company

Tax Saving Capital Accumulation Plan

Notes to Financial Statements (continued)

3. Investments (continued)

During 2002, the Plan’s investments (including investments purchased, sold, as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Depreciation in Fair Value of Investments

Registered investment companies	$(465,829,288)
Common collective trust fund	(6,222,158)
Common stock	(111,518,506)

$(583,569,952)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 22, 2000, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

5. Related Party Transactions

Transactions in shares of the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2002, the Plan made purchases of approximately $102,724,146 and sales of approximately $117,694,514 of the Company’s common stock.

6. Subsequent Event

Effective January 1, 2003, the limit on participant pretax contributions was increased from 20% to 50% of eligible compensation. Effective February 1, 2003, the Company matching contributions were changed from a fiscal quarter funding basis to a per pay period funding basis.

Supplemental Schedule

Hewlett-Packard Company
Tax Saving Capital Accumulation Plan

EIN 94-1081436, Plan #004

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)

December 31, 2002

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of Investments including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value

	Registered investment companies:
	Harbor Capital Appreciation Fund	3,946,620 shares	$79,761,188
	ICAP Equity Portfolio	935,284 shares	29,994,554
	Templeton Foreign Index Fund	7,534,773 shares	62,613,960
	Janus Aspen Series Worldwide Growth Portfolio	3,867,577 shares	81,412,493
	MAS Mid Cap Growth Fund	7,584,380 shares	91,619,313
	PIMCO Total Return Fund	10,464,389 shares	111,655,035
	Domini Social Equity Fund	785,934 shares	16,976,166
	Vanguard Institutional Index Fund Plus	2,365,595 shares	190,312,151
*	Fidelity Magellan Fund	7,388,621 shares	583,405,476
*	Fidelity Contrafund	6,779,850 shares	261,702,195
*	Fidelity Growth & Income Portfolio	6,592,561 shares	199,820,517
*	Fidelity Intermediate Bond Fund	13,894,760 shares	149,090,776
*	Fidelity Low-Priced Stock Fund	5,613,570 shares	141,293,561

			1,999,657,385
	Common collective trust fund:
	Spartan Extended Market Index Fund	1,504,897 shares	28,939,166
	Money market fund:
*	Fidelity Institutional Money Market Fund	384,551,899 shares	384,551,899

*	Participant loans	Interest rates from 4.75%-10.5%	47,931,338
	Common stock:
*	Hewlett-Packard Company	24,715,180 shares	429,055,525
	Agilent Technologies, Inc.	2,805,157 shares	50,380,620

	Total investments		$2,940,515,933

_________________

* Indicates a party-in-interest to the Plan

Column (d) cost, has been omitted as investments are all participant-directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934. The trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

HEWLETT-PACKARD COMPANY
TAX SAVING CAPITAL ACCUMULATION PLAN
June 26, 2003	/s/ Charles N. Charnas
—————————————————
CHARLES N. CHARNAS
Vice President, Deputy General Counsel
and Assistant Secretary

Exhibit 23

CONSENT OF ERNST &YOUNG LLP, INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 2-92331) pertaining to the Hewlett-Packard Company Tax Saving Capital Accumulation Plan of our report dated May 12, 2003, with respect to the financial statements and schedule of the Hewlett-Packard Company Tax Saving Capital Accumulation Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

/s/ Ernst & Young LLP

San Jose, California
June 26, 2003